**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| **8-70504** |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
                                               MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  **CLEARLIST LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer      ☐Security-based swap dealer      ☐Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**40 WALL STREET**

(No. and Street)

| **NEW YORK** | **NY** | **10005** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| JANICE PARISE | 212-751-4422 | JANICE.PARISE@CLEARLIST.COM |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**BAKER TILLY US, LLP**

(Name – if individual, state last, first, middle name)

| **ONE PENN PLAZA** | **NEW YORK** | **NY** | **10119** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **10/22/2003** | **23** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|   |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Patrick Murphy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Clearlist LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

*DocuSigned by:*

*Patrick Murphy*

E7FBF29D034A467...

Title:

Chief Executive Officer

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20 26

Notary Public

**This filing** contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CLEARLIST LLC
**Statement of Financial Condition**
**December 31, 2022**

# CLEARLIST LLC
**Index**
**December 31, 2022**



bakertilly

# Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of ClearList LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of ClearList LLC (the Company) as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced operating losses and negative cash flows from operations, requires additional funding from its owner which causes substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Baker Tilly US, LLP

New York, New York
February 27, 2023

## CLEARLIST LLC
## Statement of Financial Condition
## December 31, 2022

**Assets**

| | | |
|---|---|---|
| Cash | $ | 442,899 |
| Due from affiliate | | 437 |
| Prepaid expenses | | 7,565 |
| Total assets | $ | 450,901 |

**Liabilities and Member's Equity**

Liabilities

| | | |
|---|---|---|
| Accounts payable and other accrued expenses | $ | 71,530 |
| Due to Parent (net) | | 30,820 |
| Total liabilities | | 102,350 |
| Member's equity | | 348,551 |
| Total Liabilities and Member's Equity | $ | 450,901 |

The accompanying notes are an integral part of this financial statement.

1.     **Organization**

ClearList LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on March 4, 2020. The Company is a wholly-owned subsidiary of ClearList Holdings, LLC (the "Parent"). On December 23, 2020 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of private placement of securities, operating the ClearList ATS, selling limited partnerships in secondary distributions, selling interests in unregistered private investment funds, investment advisory services and selling corporate debt securities.

The Company operates from its office at 40 Wall Street, New York, NY.  The subscribers to the ClearList ATS include only institutional clients.  The private placement services is limited to accredited investors and qualified institutional buyers.

ClearList LLC does not hold customer funds or securities.

2.     **Summary of Significant Accounting Policies**

**Basis of Presentation**
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Going Concern Consideration**

To date the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.  Support has been provided by the Parent, who has stated to the Company that this support will continue for the foreseeable future.

Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue in operation for the foreseeable future.

**Revenue Recognition**

*Revenue from Contracts with Customers*

Revenue from contracts with customers includes fees earned for placement services pursuant to the terms of individual Placement agreements with issuers.  The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

*ATS commissions*

The Company operates the ClearList ATS in which the settlement of securities is effectuated on a DVP/RVP basis.  The Company earns a commission at the time the trade is executed.  The Company believes the performance obligation for commissions earned from the ATS is satisfied at the time the trade is executed.

*Placement fees*

The Company is contracted to be a placement agent in connection with the private placement of securities. Fee terms for placement fees are stated in the Private Placement Agreement entered into with the Issuer.   The Company records placement revenues at the point in time when the closing of the private placement occurs and the services for the transactions are completed under the terms of each engagement.

## Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

## Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management has determined that there were no assets subject to credit losses as of December 31, 2022.

## Cash Equivalents
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution.  The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company considers amounts held in money market accounts with initial maturities equal to less than three months to be cash equivalents.

## Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes.  The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated

tax return which includes the Company.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Broker Dealer there was no UBT tax provision required.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company has reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions. For all open tax years and for all major taxing jurisdictions, the Company management has concluded there are no uncertain tax positions that would require recognition in the financial statements

3.    **Transactions with Related Parties**

In March 2020, the Company entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide payroll, office and administrative services to the Company. The ESA shall remain in force until such time as either Party provides notice to the other that such Party wished to terminate the agreement. There is a net amount Due to Parent in the amount of $30,820 on the accompanying Statement of Financial Condition. These balances are net settled at random intervals throughout the year.

4.    **Member's Equity**

For the period ended December 31, 2022, the Company received $190,000 in cash contributions. In addition, the Company recorded $442,500 in capital contributions representing forgiveness of the Company's share of its expenses provided for in the Expense Sharing agreement with the Parent. The Company did not make any distributions.

5.    **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital in the first 12 months shall not exceed 8 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $250,000 or 12 1/2% of aggregate indebtedness. At December 31, 2022, the Company had regulatory net capital of $340,549 which was $90,549 above the required net capital of $250,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .30 to 1 at December 31, 2022.

6.    **Commitments and Contingencies**

The Parent of the Company is the named sub-lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. As of December 31, 2022, there were no claims or lawsuits brought by or against the Company.

7. **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2022 or during the year then ended.

8. **Subsequent Events**

Management of the Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2023 through February 27, 2023, the date these financial statements were issued, that would require recognition or disclosure in the financial statements.